Subsidiaries of Transdel Pharmaceuticals, Inc.

The subsidiaries of Transdel Pharmaceuticals, Inc. (the “Registrant”) as of December 5, 2007, are listed below:

Subsidiary	Ownership	Jurisdiction

1. Transdel Pharmaceuticals Holdings, Inc. (f/k/a Trans-Pharma Corporation)	100% owned by Registrant	Nevada